NEWS RELEASE

Canarc Appoints Jack McClintock President And C.O.O.

January 10, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) is pleased to announce the appointment of Mr. Jack McClintock, B.Sc., MBA, as its new President and Chief Operating Officer. Bradford Cooke, the previous President and Company founder, will now assume the role of Chairman and continue as the Chief Executive Officer.

Mr. McClintock most recently held the position of global Exploration Manager for BHP Billiton, the world’s largest mining company, based in Melbourne, Australia. He brings to Canarc a wealth of experience in the exploration and mining business, both hands-on and in senior management.

Jack started his career in the mining industry as a Project Geologist with Rio Algom Explorations from 1973 to 1983, where he was involved in the discovery of the MAC molybdenum and Wolf gold deposits. From 1983 to 1987, he was Senior Geologist with Welcome North Mines where he focused on the exploration of a number of advanced gold projects in British Columbia. After consulting for two years and earning his MBA degree, Jack rejoined Rio Algom in 1989 where he quickly rose through the ranks to become their Exploration Manager in South America and then North America. After Rio Algom was taken over by BHP Billiton in 2001, Mr. McClintock was appointed global Search Leader for porphyry copper deposits, then for all base metals, and finally as global Exploration Manager.

Mr. McClintock has a successful track record of leading and/or participating in a number of mineral discoveries and acquisitions, including but not limited to Rio Algom’s acquisition of the Antamina deposit in Peru and the discovery of the Spence porphyry copper deposit in Chile, for which he was awarded the “Prospector of the Year” award by the Prospectors and Developers Association of Canada in 1998.

Mr. Bradford Cooke, Chairman and C.E.O., stated “On behalf of all the Directors, I can say we are thrilled to have someone of Jack’s calibre leading the Canarc team. Strengthening our senior management team at this time is a very important step towards achieving our goals of acquiring major new gold projects, developing the New Polaris gold mine property and achieving producer status. I look forward to working closely with Jack in creating value for all our shareholders.”

Mr. McClintock has agreed to an initial one-year contract, renewable by mutual agreement. In keeping with the Company’s stock option policies, Mr. McClintock has been granted an incentive stock option for 250,000 shares exercisable at CA$0.40 for a 5-year term.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

NEWS RELEASE

Canarc Plans CA$ 2.7 Million, Phase 3 In-Fill Drilling Program

at the New Polaris Gold Project, BC

January 25, 2006 – Vancouver, Canada – Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announced today plans for a CA$2.7 million, 60 hole, Phase 3 in-fill drilling program in 2006 at the New Polaris gold property located 60 km south of Atlin in northwest British Columbia. New Polaris is one of the largest undeveloped pure gold deposits in western Canada.

Drilling will commence in the 2nd quarter, 2006 and should be completed by the end of the 3rd quarter so that a new resource estimate, conceptual mine plan, initial economic evaluation and mine permit application can be completed by year-end.

Canarc owns a 100% interest (subject to a 10% net profit royalty) in the New Polaris property, a former high-grade, underground gold mine that produced 231,000 oz of gold between 1939 and 1951. From 1990 to 1997, Canarc invested over CA$15 million exploring New Polaris to outline an historic resource of 1.3 million oz gold contained within 3.6 million tons grading 0.36 oz per ton (not NI 43-101 compliant, not to be relied upon, see additional comments below).

The planned Phase 3 program will target the C and Y vein systems and is designed to develop an NI 43-101 compliant measured, indicated and inferred gold resource containing a minimum 600,000 oz that will serve as the basis for an initial nine year mine life. The 2006 drill program will consist of 18,600 metres (61,000 ft) of diamond drilling in approximately 60 holes to in-fill drill a 365 m by 350 m strike and dip area of the C vein and a 60 m by 275 m strike and dip area of the Y vein, as shown in the attached longitudinal and cross sections.

Previous drilling within the areas of the proposed in-fill drill program returned a weighted average grade and thickness of 0.46 opt (14.3 gpt) gold over an average core length of 14.6 feet (4.5m) for the C vein and 0.50 opt (17.1 gpt) over an average core length of 15.7 feet (4.8 m) for the Y vein.

Results of prior drill holes are shown in the attached table.  Both veins remain open down dip and to a certain extent along strike.

After completing a new resource estimate, Canarc plans to refine the conceptual mine plan, complete an initial economic evaluation and enter into the provincial mine development permitting process in the fourth quarter of 2006. The New Polaris project would then move to full feasibility and permitting in 2007.

In the past two years, the provincial and federal governments granted all necessary approvals and permits to Redcorp Ventures Ltd. for the construction of road access and development of a large underground poly-metallic mine at the Tulsequah Project immediately adjacent to New Polaris. As Redcorp’s environmental studies for the Tulsequah project are now public documents, Canarc should be able to utilize these studies to speed up the permitting of the New Polaris Project.

Initial metallurgical testing done on New Polaris ores in 2004 shows very high gold recoveries are possible.  Up to 96.6% of the gold is recoverable into concentrate by grinding the ore to 95% minus 200 mesh and then running it through 3 cycles of rougher floatation. Pressure leaching and bio-oxidation tests of the floatation concentrates followed by cyanide leaching of the oxidized cons achieved overall gold recoveries of 95% and 88.9% respectively.

The preferred metallurgical alternative now under consideration for New Polaris is the shipping of gold concentrates to an existing third party processing facility elsewhere in North America, similar to the past production of the New Polaris mine. From 1938 to 1951, New Polaris gold concentrates were shipped by barge to the smelter in Tacoma, WA. Additional metallurgical tests work will be needed for the final feasibility study on New Polaris.

Bradford Cooke, M.Sc., P.Geo., Chairman and CEO and James Moors, B.Sc., P.Geo., Vice President Exploration of Canarc are the Qualified Persons who prepared the contents of this news release.  Although the historic resource reported by Canarc in 1997 was prepared on the basis of over 200 drill holes and the historic data and technical procedures are considered to be valid, the Company has not yet done sufficient new work to verify the previous resource estimate and therefore this historic resource should not be relied upon.  It does however provide a reasonable indication of the property potential and a guide to further exploration and so is considered relevant.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Table 1: C Vein Intersections in area to be infill drilled

Hole	Zone	Hole Depth (feet)		Length	Gold
		From	To	ft	opt
P8918A	C Vein	637.9	654.5	16.6	1.10
P91C01	C Vein	902	923.7	21.5	0.59
P91C02	C Vein	864	879.6	15.6	0.75
P91C03	C Vein	869.4	884.4	15	0.02
P91C04	C Vein	927	947.3	20.3	0.14
P91C05	C Vein	514.2	554.8	40.6	0.30
P91C07	C Vein	958.2	965.7	7.5	0.55
P92C08	C Vein	407	417.8	10.8	0.26
P92C09	C Vein	610	617.58	7.58	0.00
P92C12	C Vein	848	870.3	22.3	0.44
P92C24	C Vein	447.9	457.3	9.4	0.69
P93C26	C Vein	354.4	364	9.6	0.78
P93C27	C Vein	488.5	497	8.5	0.37
P93C31	C Vein	606.3	613.5	7.2	0.23
P94C32	C Vein	699.9	708.5	8.6	0.00
P94C33	C Vein	874.1	884.3	10.2	0.20
P94C36	C Vein	857	860.5	3.5	0.19
P94C37	C Vein	837.4	857.2	19.8	0.65
PC25A	C Vein	450.5	462.6	12.1	0.17
PC9001	C Vein	677	701.4	24.4	0.34
PC9004	C Vein	725.9	739	13.1	0.47
P93C28	C Vein	460.2	467.3	7.1	0.31
P94C34	C Vein	579.8	591	11.2	0.21
05 5500E1	C Vein	609	627	18.3	0.35
05 5500 E2	C Vein	689	699.7	10.7	0.26
P91C06	C Vein	750.2	758.9	8.7	0.65
P92C13	C Vein	625.2	631.2	6	0.44
P92C14	C Vein	807.4	815.9	8.5	0.20
P92C15	C Vein	777.2	783	5.8	0.55
P92C17	C Vein	688	700.4	12.4	0.64
P92C18	C Vein	922.5	931.7	9.2	0.27
P92C19	C Vein	927.3	936.7	9.4	0.70
P92C20	C Vein	798.4	807	8.6	0.26
P92C20A	C Vein	764.7	773.7	9	0.37
P92C21	C Vein	564.8	584.2	19.4	0.55
P92C22	C Vein	1126.2	1134	7.8	0.06
P94C38	C Vein	900.7	916.1	15.4	0.67
P94C39	C Vein	859.6	874.6	15	0.84
PC9002	C Vein	909.8	918.5	8.7	0.86
PC9003	C Vein	745.3	764	18.7	0.91
PC9005	C Vein	621.5	626.5	5	0.55
PC9006	C Vein	805.2	811.2	6	0.10
PC9007	C Vein	527.9	532.5	4.6	0.44
PC9008	C Vein	941.5	950.5	9	0.04
05 2000SW4	C Vein	857	882.7	25.3	0.51
05 2000SW5	C Vein	791	809.5	18.5	0.63
05 2000SW6	C Vein	856	873	17	0.53
05 2000SW3	C Vein	701.9	732	30.1	0.29
05 2000SW4	C Vein	728	767	39	0.57
05 2000SW5	C Vein	757.5	808	50.5	0.25
04-2000SW1	C Vein	593	596.2	3.2	0.33
04-2000SW2	C Vein	677.6	685.5	7.9	0.43
04-2000SW3	C Vein	734.5	757	22.5	0.42
04-2100SW1	C Vein	565.5	572.5	7	1.03
04-2100SW2	C Vein	637.2	663.6	26.4	0.93
04-2200SW1	C Vein	587.6	634.6	47	0.34
04-2200SW2	C Vein	627.3	641	13.7	0.75
04-5600E1	C Vein	687.2	700.2	13	0.15
04-5600E2	C Vein	809.2	816	6.8	0.34
04-5700E1	C Vein	758.5	772.2	13.7	0.40
04-5700E2	C Vein	842	850	8	0.27

Table 2: Y Vein Intersections in area to be infill drilled

Hole	Zone	Hole Depth (feet)		Length	Gold
		From	To	ft	opt
P91Y01	Y Vein	749.3	770.6	21.3	0.80
P91Y04B	Y Vein	1189.5	1199.7	10.2	0.61
P92Y08	Y Vein	988.7	1006.0	17.3	0.17
PC8906	Y Vein	225.0	235.5	10.5	0.79
PC8907	Y Vein	486.0	508.3	22.3	0.38
PC8916	Y Vein	512.2	524.9	12.7	0.31

450 Level
600 Level
stope
stope
stope
stope
stope
stope
-400'
(a.s.l)
-500'
-600'
-700'
-800'
azimuth 051
azimuth 270
plane at
50 degree dip
plane at
55 degree dip
OPEN
OPEN
OPEN
2000SW1
0.23
3.2
2100SW1
1.03
7.0
2000SW2
0.43
7.9
2200SW1
0.34
47.0
2100SW2
0.93
26.4
2000SW3
0.42
22.5
2100SW3
0.29
30.1
2200SW2
0.15
11.9
2000SW4
0.51
24.3
2100SW4
0.57
39.0
2000SW5
0.58
20.5
2100SW5
0.25
50.5
2000SW6
0.53
17.0
5500E1
0.35
18.3
5600E1
0.15
13.0
5500E2
0.26
10.7
5700E1
0.4
13.7
5600E2
0.34
6.8
5700E2
0.27
8.0
Oblique Mine Cutaway View
Looking NNW
C
AJ
Polaris
150
300
450
600
AREA SHOWN
ON DIAGRAM

Key

●	2000SE3	Hole#
	0.58	Au (ounces per ton)
	16	core length (feet)
....		Vein Contour (ft. a.s.l)

100 ft

● Pre-1995 pierce point

▲ Phase I, II Infill pierce point

◉ Proposed Infill pierce point

CANARC RESOURCE CORP.

New Polaris Project
C Veins
Inclined Longitudinal Section

az 320
az 140
sea level
overburden
bedrock
-200'
-400'
-600'
-800'
450 Level
C Vein
600 Level
0.81/9.0'
0.93/26.4'
?
0.34/24.3
0.28/30.0
0.57/39.0'
0.25/50.5'
0.75/15.6
0.55/7.5'
04-2100SW1
04-2100SW2
05-2100SW3
05-2100SW4
05-2100SW5
OPEN
CANARC
RESOURCE CORP.
New Polaris Project
C Vein
Phase III Infill Drilling Proposal
Section 2100SW
Looking Northeast
100 feet view thickness
Other veins not shown
Phase III proposed drillhole
Phase I and II drillhole
Pre-1995 drill hole
0.57/39.0' : ounces per ton Au / feet
100 feet
100 metres

az 360
az 180
sea level
-200'
-400'
-600'
-800'
overburden
bedrock
05-5500E3
450 Level
C Vein
0.55/5.0'
0.35/18.3'
05-5500E1
0.26/10.7'
05-5500E2
0.55/5.8'
0.67/15.4'
Phase III proposed drillhole
Phase I and 2 drillhole
Pre-1995 drill hole
OPEN
100 feet
100 metres
CANARC RESOURCE CORP.

New Polaris Project

C Veins

Phase III Infill Drilling Proposal

Section 5500E

Looking East

100 feet view thickness

az 270
az 090
200'
200'
Polaris Level
sea level
0'
Y19 Vein
0.79/10.5'
300 Level
-200'
-200'
450 Level
0.30/12.7'
0.64/6.2'
0.38/22.3'
-400'
-400'
89-06
89-16
89-07
-600'
-600'
0.80/21.3'
-800'
-800'
0.63/4.8'
91Y01
92Y08
-1000'
0.61/10.2'
Phase III proposed drillhole
Pre-1995 drill hole
0.80/21.0' : ounces per ton Au / feet
100 feet
100 metres
91Y04B
OPEN
CANARC
RESOURCE CORP.
New Polaris Project
Y19 Vein
Phase III Infill Drilling Proposal
Section 4500N
Looking North
100 feet view thickness
Other Veins not shown

NEWS RELEASE

Bellavista Gold Mine Reaches Commercial Production

February 6, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the new Bellavista gold mine in Costa Rica has reached commercial production.

The mine produced 4,257 oz gold in December, 2005, or 85% of the 5,000 oz per month rated capacity. Bellavista is expected to produce 60,000 oz gold per year, at a cash operating cost of US$257 per oz, for a minimum 7 year mine-life.

Glencairn Gold Corporation is the owner/operator of the mine. Canarc holds a royalty interest amounting to 5.6% of net profits during the 1st payback period, rising to 10.4% during the 2nd payback period and 20.2% of net profits thereafter.

The production royalty at Bellavista compliments Canarc’s other principal gold assets, the New Polaris development-stage project in northwestern British Columbia and the Benzdorp exploration property in Suriname. In 2005, an independent study placed a US$3.3 million net present value on Canarc’s royalty interest in the Bellavista gold mine using a US$425 gold price and 5% discount rate.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

NEWS RELEASE

Canarc To Raise CA$3.1 Million in Two Flow-Through Private Placements

February 23, 2006, - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces it has agreed to raise CA$3.1 million in two private placements of flow-through common shares.

Dundee Securities Corporation has agreed on a best efforts basis to act as Canarc’s Agent in a brokered private placement of up to 3,350,000 flow-through common shares at CA$0.82 per share for total proceeds of up to CA$2,747,000. Dundee will receive a cash commission equal to 6% of the gross proceeds and a compensation warrant exercisable for common shares equal to 6% of the number of flow-through shares placed under the brokered offering at CA$0.82 per share for a 12 month period after the closing.

Canarc will also complete a non-brokered private placement of up to an additional 450,000 flow-through common shares at CA$0.82 per share for additional proceeds of up to CA$369,000. A cash finders’ fee of 6% will be paid by Canarc on this non-brokered private placement.

The proceeds of both private placements will be used by Canarc to carry out the Phase 3 in-fill drilling program of approximately 60 holes totalling 18,600 m of core on the New Polaris gold project in northwestern B.C. The 2006 work program will also include an updated N.I. 43-101 resource estimate on the in-filled portion of the historic resource estimate, a conceptual mine plan, initial economic assessment, and additional environmental studies needed to enter into the provincial mine permitting process.

In connection with the 2006 work program, Canarc will incur Canadian Exploration Expenses in 2006 and will then renounce them to the private placees no later than December 31, 2006. The closing date for the two private placements will be on or before March 15, 2006 unless otherwise agreed to by the parties.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property, Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

NEWS RELEASE

Canarc Closes CA$3.5 Million Flow-Through Financing For

New Polaris Gold Project, BC;

Canarc Affiliate, Aztec Metals Completes Name Change, Share Consolidation, Debt Settlement, Rights Offering and CA$1.1 Million Private  Placement For Working Capital

March 20, 2006, - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces it has closed on CA $3,525,599 in flow-through financing for the New Polaris gold project in northwestern British Columbia.

The planned CA$2.7 million financing was well oversubscribed so the Company agreed to increase the offering total to CA$3.5 million.  The Company issued 4,299,511 flow-through common shares at CA$0.82 per share in two private placements to 47 investors.

Dundee Securities Corp. acted as agent for the brokered placement of 3,850,000 shares totalling CA$3,157,000. Canarc paid Dundee a 6% fee, consisting of CA$123,123 and 80,850 common shares. Dundee also received broker’s warrants exercisable to purchase 231,000 common shares at CA$0.82 until March 17, 2007.  The non-brokered placement of 449,511 shares totaling CA$368,599 was placed privately and CA$20,316 in finders fees were paid.

The CA$3.5 million proceeds of the private placements will be used by Canarc to carry out an expanded Phase 3 in-fill drilling program of approximately 65 holes totaling 20,000 m of core on the New Polaris gold project in northwestern B.C. that will bring 600,000 ounces of the historic resource to a N.I. 43-101 compliant status. The 2006 work program will also include a conceptual mine plan, initial economic assessment, and additional environmental studies needed to enter into the provincial mine permitting process.

Diamond drilling, environmental studies and related site work are expected to get underway in May 2006 and wrap up in October 2006.  In connection with the 2006 work program, Canarc will incur Canadian Exploration Expenses in 2006 and then renounce them to the private placees no later than December 31, 2006.

In addition to the CA$3.5 million in flow-through funds, Canarc currently holds approximately CA$3.6 million in cash and marketable securities.  The Company is now fully funded for 2006, including work planned for the New Polaris and Benzdorp properties and working capital for the evaluation of new acquisitions.

Canarc also announces that an affiliated company, Aztec Metals Corp. has completed a name change, share consolidation, rights offering, shares for debt settlement and CA$1.1 million private placement financing for working capital.

Previously known as Minera Aztec Silver Corporation, Aztec Metals now has 13.9 million shares issued, 18.8 million shares fully diluted and holds over CA$1.5 million in cash. Canarc previously held approximately 65% of Minera Aztec and currently owns 2.7 million shares (19.5%) and 0.5 million warrants (17% fully diluted) of Aztec Metals.

Aztec Metals is actively evaluating base metal projects with precious metal credits for acquisition, principally in Mexico and Peru. Using a similar business model to Endeavour Silver Corp., Aztec intends to acquire more advanced or past-producing mine projects where it can add value quickly by expanding resources and production.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.